Filed Pursuant To Rule 433

Registration No. 333-275079

April 17, 2024

BLOOMBERG (TV): Grayscale CEO on Crypto Assets in Middle East
LIZZY BURDEN: We look towards this Bitcoin halving, maybe it'll happen on Friday. We know it's imminent. Usually it's a tailwind for prices, but are you expecting that this time? Have we already hit the rally, the peak of the rally for Bitcoin for 2024?

CEO, GRAYSCALE INVESTMENTS, MICHAEL SONNENSHEIN: Well, it's great to be here. Thank you so much for having me. I think for a lot of investors, especially this Bitcoin halving, it's a little bit different this time around. And I really say that because I think it's really a function of who and how many investors are involved in the crypto ecosystem as compared to other halvings. So for a lot of investors, this has been a really important milestone for them to really revisit the fundamentals of Bitcoin. The fact that the overall cap of the bitcoin token supply issuance will only reach 21 million tokens on average new Bitcoin or mined about every 10 minutes and new Bitcoin coming into circulation and about every four years that supply gets cut in half. So bitcoin today there's about 19 plus million tokens in circulation. It'll take about the next hundred and 20 years for the remaining two or so million bitcoins to come online. And every time we come up to one of these halving events, it really does come back to the fundamentals of supply and demand. If demand for this asset is continuing to increase but the supply is slowing down, historically that has been a tailwind for bitcoin prices. So we're just a couple of days away from this next Bitcoin halving. So I think a lot of investors are eagerly anticipating to see what the market reaction will be.

BURDEN: And you can see on the screen historically what's happened to Bitcoin's price as you've seen the halving previously. But as we approach this halving, Michael, are you spending more on marketing?

SONNENSHEIN: Well, I think certainly it's been a really great opportunity to educate investors, you know, Grayscale having been around for the last decade. We've been through several Bitcoin halvings. We've been through all different types of market cycles. And you know, now that some of the world's largest asset managers, some of the world's largest and most influential investors are now eagerly and publicly involved in the crypto space, it really has shifted the dynamics and the narratives around crypto. And so as an organization, you know, we certainly lead with an education first mentality, and that does include, you know, marketing to new investors, new, you know, new audiences. I'm joining you today from Dubai, where we're meeting with, you know, new investors, making new friends and ultimately learning about just how much progress has been made around crypto assets here in the Middle East.

BURDEN: Well, in that education, as you put it, are you targeting a particular demographic? And I'm thinking of any particular age ranges.

SONNENSHEIN: Well, I think that's one of the most exciting features about Bitcoin, particularly in this type of climate, where there's not a full sense of assurances about, you know, in the US, for example, when rate cuts may take place, what economic growth may look like in the US and other markets as well. Bitcoin and other crypto assets may mean things to different types of investors, so whether they look at it as a store of value, as a means to, you know, make payments and move value around the world or even just as a new technology investment. And so I do think that it does hit across multiple demographics and investors of different sizes.

BURDEN: Okay. And you've got demand for the US Bitcoin ETFs markedly moderating in recent days. Do you think that that pattern is going to continue?

SONNENSHEIN: Well, I think when I zoom out and I look at the last few months spot Bitcoin ETFs in the U.S., were only introduced at the very, very beginning of the year. And so in the crypto world, you know, what is about three and a half months is in the real world about a full year of time. So it feels like they've been around for quite some time, but it's actually still a very new market. When we think about who is involved in Bitcoin ETFs today. It's still a relatively small audience, and so I think we're just at the end of that first phase of adoption before we start to see Bitcoin ETFs being adopted into model portfolios, making their way onto wealth management platforms and ultimately being made available to a wider audience of investors.

BURDEN: And to reach that audience what are you offering to compete with your rivals? When do you expect your fees to come down? Because if I'm right they're some of the highest.

SONNENSHEIN: Yeah well so the Grayscale Bitcoin Trust ticker GBTC is the world's largest bitcoin ETF and we've been around since 2013. When I look at how the product has matured over time for many investors, it's been a fantastic investment. It's returned over 49,000% since inception, making it the best performing publicly traded investment product. But our focus on grayscale isn't just stopping with GBTC, it's about continuing to expand our product family. We recently filed for the introduction of another Spot Bitcoin ETF, the grayscale Bitcoin mini Trust. So pending regulatory approvals, we'll be able to have multiple products and market to allow really investors to meet them where they are in their crypto journey and ultimately have different products for different investors with different strategies.

BURDEN: So Michael, if you won't tell me when the fees are coming down, what else do you plan to do to stem the outflows?

SONNENSHEIN: Well, we're continuing to focus on our investor base. A lot of them are not only looking at Bitcoin or having kind of that core allocation, but they're also looking to diversify across the asset class. We recently introduced a new framework for investors, the grayscale crypto sectors that really are allowing investors to take a more holistic view of the asset class and understand differentiation amongst crypto assets, different use cases, different addressable markets. And so we're seeing a proclivity amongst them to want to not only hold on to assets like GBTC, but also move into other crypto assets that Grayscale offers.

BURDEN: Just in terms of regulation. Do you expect the SEC to approve options on the spot Bitcoin ETFs and if so, when?

SONNENSHEIN: I really appreciate this question, Lizzie, because this is a really important topic. You know, the SEC approved Bitcoin Futures ETFs and I believe it was only a day later that options were made available on Bitcoin futures ETFs. It took a couple of years later before the SEC ultimately approved spot Bitcoin ETFs. And even though they've been in market now for three and a half months, we still do not have listed options on spot Bitcoin ETFs. This is a really important feature that investors want and they deserve. This can help investors to manage their positions, manage risk. Ultimately, I do believe that the SEC should be approving these so that they're once again not in a position to be treating spot Bitcoin ETFs disparately from Bitcoin futures based ETFs.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.